UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vonage Holdings Corp.

File No. 001-32887 - CF#19384

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Vonage Holdings Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2006, as amended on December 18, 2008.

Based on representations by Vonage Holdings Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 8, 2008
Exhibit 10.2	through May 9, 2009
Exhibit 10.3	through May 9, 2009
Exhibit 10.4	through June 8, 2008
Exhibit 10.5	through June 8, 2008

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel